1.	Branzan Investment Advisors, Inc. 73-1625479
2.
3.
4.	Colorado
5.	336,950
6.	0
7.	336,950
8.	1,250
9.	34,951
10.
11.	0.6%
12.	IA-Reporting Person is a registered
	investment advisor. Shares owned or controlled by officers, directors, shareholders or employees of the Reporting Person are aggregated with those of the Reporting Person.